HiTek Global Inc.

Unit 304, No. 30 Guanri Road

Siming District

Xiamen, Fujian Province, China

August 18, 2023

VIA EDGAR SUBMISSION

Mr. David Edgar

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	HiTek Global Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 27, 2023

File No. 001-39339

Dear Mr. Edgar:

We are in receipt of your comment letter (the “Comment Letter”) dated August 7, 2023, regarding the above referenced filing of HiTek Global Inc. (the “Company”).

The Company is working diligently to respond to the Staff’s comments. The Company respectfully requests an additional extension until September 1, 2023 to respond to the Comment Letter.

We appreciate the Staff’s assistance in this matter. Should you have any questions that require further information, please feel free to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC by phone at (212) 530-2206 or email at yli@htflawyers.com. Thank you for your consideration of our request.

Very truly yours,

HiTek Global Inc.

/s/ Tianyu Xia
Tianyu Xia
Chief Financial Officer